Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, October 25, 2018 — Suzano Papel e Celulose S.A. (“Suzano” or “Company”) (B3 | SUZB3), complementing the Material Facts notice of March 16, 2018, July 31, 2018, and September 25, 2018, hereby announces to its shareholders and the market that the Board of Directors, at a meeting held on this date,  approved, in connection with the transaction aimed at combining the operations and shareholder bases of the Company and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring process, as per the terms disclosed in said Material Fact notice (“Operation”), the integral reduction of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the Operation.

This reduction in the firm financial commitment is aligned with the Company’s strong cash generation combined with the availability of other lines of financing with structures and costs better suited and compatible with the Company’s indebtedness management in line with its strategy of seeking opportunities in this direction.

Once again, the consummation of the Operation is further subject to the fulfillment of other conditions precedent that are customary to operations of this nature, including approval from antitrust authorities abroad. Until the date of Consummation of the Operation, the companies will not undergo any change in their businesses and will continue to operate independently.

São Paulo, October 25, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer